Greenstone
                           Resources Ltd.
                          August 28, 1995

Mr. George Beattie
Chairman and Chief Executive Officer
Fischer-Watt Gold Company, Inc.
1410 Cherrywood Drive
Coeur d'Alene, Idaho 83814

Dear George:

This Agreement sets forth all of the terms and conditions whereby
Fischer-Watt Gold Company, Inc. ("FWG") irrevocably agrees to purchase 100% of Greenstone Resources Ltd.'s ("GRE") wholly-owned
Colombian branch, Greenstone of Colombia ("GOC").

Commercial Terms

(1) FWG or its subsidiaries shall at closing convey to Greenstone all rights and interests FWG holds in Minerales de Copan ("Copan Interests"), including shares and options to acquire shares and GRE shall at closing convey to FWG 100% of GOC and any other shares of GOC or Compania Minera Oronorte S.A. ("Oronorte") owned by GRE on any GRE subsidiary.

(2) FWG as of closing shall acquire all ownership rights of GOC. The liabilities of GOC include the bank debt with certain Colombian banks, the equipment lease obligations with Union Leasing and Finevesa ("Lease Obligations"), the existing accounts payable and accrued royalty obligations of GOC's majority owned subsidiary, Oronorte. GRE shall at closing forgive any amounts owed by GOC or Oronorte to GRE or any of it's subsidiaries.

(3) GRE shall as of closing forgive FWG of any amounts owed by FWG to GRE or any of its subsidiaries.

(4) GRE shall as of closing indemnify FWG and its subsidiaries from any and all financial obligations resulting from any legal actions taken by Norman Bracht, John Miller or their related companies. GRE also agrees to pursue legal action against Bracht and Miller at its expense and any Colombian land or mineral rights obtained from such action shall be offered to Oronorte at GRE's cost, if any.

Representations and Warranties of FWG

FWG hereby represents and warrants that:

(5) Except for the liens in favour of GRE, there are no other existing liens or encumbrances against the Copan shares. Any additional Copan Interests which FWG may acquire after the date of this Agreement shall be offered forthwith to GRE for purchase by GRE at FWG's cost.

(6) Upon execution of this Agreement, FWG agrees to take operating control of GOC and its subsidiaries and their respective operations.

(7) FWG has obtained all the necessary corporate approvals to enter into this transaction.

Representations and Warranties of GRE

GRE hereby represents and warrants that:

(8) GOC and its subsidiaries are validly existing corporate entities under Colombian law.

(9) At the date of closing GOC shall not own not less than 94.9% of the outstanding shares of Oronorte. At the date of closing there will be no existing liens or encumbrances against such shares, and there will be no outstanding rights to acquire equity interests in Oronorte. At the date of closing GRE shall own 100% of the outstanding shares of GOC, there will be no existing liens or encumbrances against such shares, and there will be no outstanding rights to acquire equity interests in GOC. Any additional shares of Oronorte which GRE may acquire after the date of closing shall be offered forthwith to FWG for purchase by FWG at GRE's costs.

(10) The total liabilities of GOC and its subsidiaries as of August 24, 1995, excluding the Lease Obligations, including any contingent liabilities, shall not exceed US $1,000,000. The amount of the Lease Obligations at the time of closing shall not exceed US $375,000.

(11) The total of cash, accounts receivable and saleable gold in inventory of GOC and it's subsidiaries, as of August 24, 1995 shall not be less than US $450,000. Expenditures after August
24, 1995 will follow the ordinary course of business.

(12) GRE has the corporate power and authority and has or will obtain by the date of closing all necessary approvals to enter into this transaction.

(13) Prior to Closing, GRE shall cause the officers and directors of GOC and Oronorte to take direction from FWG and to do all things necessary to ensure that FWG is able to exercise control over GOC and Oronorte.

(14) GOC and Oronorte have and will have at closing, good and marketable title, or valid leasehold rights in the case of leasehold property, to all assets owned or leased by them or used by them in the conduct of their business, free and clear of liens or encumbrances.

(15) To the best of GRE's knowledge, this transaction does not conflict with or result in a breach of any contractual legal or regulatory obligation to which GOC, Oronorte, or any of their assets are subject to and will not result in the acceleration of any debt or other obligation to which GOC or Oronorte are subject.

(16) The material terms of the relationship and contractual obligations of GOC or Oronorte with Dual Resources is accurately stated or summarized as follows: Dual resources owns 2.8 million shares of Oronorte, Oronorte owes certain taxes to Dual Resources, GRE will indemnify FWG for the US $300,000 payment to Dual Resources.

Closing

(17) The parties hereto agree to effect a Closing of this transaction as soon as possible and to execute any and all documents required to give effect to this transaction.

                             Sincerely,
                             Greenstone Resources Ltd.
                             /s/ J. Randy Martin
                             Senior Vice-President
                             Chief Operating Officer
/s/ George Beattie
Reviewed, Agreed and Accepted on August 28, 1995
Fischer-Watt Gold Company, Inc.